UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number: 1-32575
Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit
No.	Description
99.1	Regulatory release.
99.2	Shell plc – Three and twelve month periods ended December 31, 2021 Unaudited Condensed Interim Financial Report.
This Unaudited Condensed Interim Financial Report contains the Unaudited Condensed Consolidated Financial Statements of the Registrant and its subsidiaries for the three and twelve month periods ended December 31, 2021, and Business Review in respect of such periods. This Report on Form 6-K contains the Unaudited Condensed Interim Financial Report.
This Report on Form 6-K is incorporated by reference into:
a) the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

b) the Registration Statements on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Shell plc
(Registrant)

By:	/s/ Anthony Clarke

Name: Anthony Clarke
Title: Deputy Company Secretary
Date: February 03, 2022